Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
H.B. Fuller Company:

We consent to the incorporation by reference in the registration statement on Form S-8 of H.B. Fuller Company of our report dated January 24, 2020, with respect to the consolidated balance sheets of H.B. Fuller Company as of November 30, 2019 and December 1, 2018, the related consolidated statements of income, comprehensive income, total equity, and cash flows for each of the years in the three-year period ended November 30, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of November 30, 2019, which reports appears in the November 30, 2019 annual report on Form 10-K of H.B. Fuller Company.

/s/ KPMG LLP

Minneapolis, Minnesota
May 1, 2020